May 24, 2006
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

cc:	Kari Jin — Staff Accountant

Re:	Intuit Inc.
Form 10-K for the Fiscal Year Ended July 31, 2005 Filed September 26, 2005
Form 10-Q for the Quarterly Period Ended October 31, 2005 Filed December 5, 2005
Form 10-Q for the Quarterly Period Ended January 31, 2006 Filed March 9, 2006
Form 8-K filed November 16, 2005
Form 8-K filed February 16, 2006

SEC File No. 0-21180
Dear Ms. Collins:
     We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated May 10, 2006 relating to the above referenced filings of Intuit Inc.
     We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you with the information you have requested on a timely basis.
     Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.
Form 8-K filed February 16. 2006
Comment:
1.	We note your response to our previous comment no. 8 and your proposed revised disclosures in Exhibit C. We have reviewed your response and we continue to believe that your current presentation of a full blown Statement of Operations to reconcile non-GAAP financial information to GAAP financial information creates a number of unique non-GAAP measures for which you have not adequately addressed the disclosure requirements of Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In view of the nature, content and format of the presentation, we also question whether it complies with Item 100(b) of Regulation G. While we note the Company has provided proposed disclosures describing each non-GAAP financial measure, such disclosures are overly broad and repetitive. As each of the non-GAAP measure excludes items that are considered recurring in nature the Company must meet the burden of demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measure is useful when these items are excluded.

For instance, we note the Company eliminates stock-based compensation from selling and marketing expenses, cost of product revenue, cost of service revenue and other line items. It is not clear how management uses this non-GAAP information to conduct or evaluate its business in each of the areas of operations (selling and marketing, cost of product, cost of services, etc.). Stock-based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipients overall compensation package, then how does management determine that an employee’s performance would remain unchanged such that it would not affect the Company’s overall operations. For instance, would the performance of an employee responsible for sales and marketing be changed if a portion of his or her compensation were eliminated? If so, then why would management exclude this compensation in analyzing your business performance? It is also not clear how eliminating such expenses from your GAAP disclosures would be useful to an investor. If the Company wants to include a discussion of the impact of adopting SFAS 123R and you want to explain why the amounts in certain expenses differ from period to period; then tell us what consideration you gave to including such a discussion in your MD&A as opposed to disclosing as non-GAAP financial information.

We further note the Company excludes certain acquisition-related charges, such as in-process research and development, form your non-GAAP disclosures as you believe “excluding these items facilitates comparison to [your] historical operating results and to the results of other companies in [your] industry, which have their own unique acquisition histories.” Regardless of whether the costs to develop your technology were incurred internally or externally, explain how removing a portion of such costs makes your disclosures more comparable to other companies.

As previously requested, please revise your disclosures to include the following information for each of the non-GAAP financial measures presented or alternatively remove your reconciliation on the entire Non-GAAP Statement of Operations and limit your reconciliation to the non-GAAP disclosures as indicated in the forepart of your earnings release (non-GAAP net loss and non-GAAP earnings per share).
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
Response:
     We have again reviewed Item 10(e)(l)(i)(C) and (D) of Regulation S-K and have sought to ensure that our disclosures of non-GAAP financial measures in our quarterly earnings materials comply with the regulation and the related FAQ and provide transparent and useful information to investors. We continue to believe that our presentation and reconciliation of non-GAAP measures in our filings with the Commission have provided investors with a transparent understanding of the items excluded from our non-GAAP measures, which are specifically used by management to evaluate the business and operating segments, measure executive performance (as discussed in our proxy statement for our 2005 annual meeting), and plan for future business operations, budgets and investments.
     Notwithstanding the foregoing, in response to the Staff’s comment, we intend to eliminate from our earnings press releases and related reports on Form 8-K the presentation of non-GAAP financial measures in a format similar to a full statement of operations and to replace it with a table that presents and reconciles only the following non-GAAP financial measures:
•	Non-GAAP Operating Income and related Operating Margin as a percentage of revenue;

•	Non-GAAP Net Income; and

•	Non-GAAP Net Income Per Share.
     Each of these non-GAAP measures has been used historically in our quarterly earnings press release materials or conference calls to help investors better understand how management evaluates the business, measures executive performance, and plans for future business operations.
     We expect to continue providing other non-GAAP financial measures to investors through other distribution media, including online and investor events, as deemed appropriate by management. In each instance, we will continue to observe the requirements of Regulation G, including the presentation of the most directly comparable GAAP measure and a reconciliation of the non-GAAP measure to the most comparable GAAP measure.
     In further response to the Staff’s specific comments regarding the exclusion of share-based compensation expense from non-GAAP measures, we note that management does not take into account the effects of SFAS 123(R) when evaluating, planning or forecasting the financial measures that are affected by share-based compensation. Our share-based compensation programs are established and managed on a corporate-wide basis, including guidelines of amount ranges for employees by category and grade. Segment managers are not held accountable for share-based compensation charges impacting their business unit’s operating income (loss) and accordingly, share-based compensation charges are excluded from our measures of segment performance. While share-based compensation is a significant expense affecting the company’s results of operations, management excludes share-based compensation from the budget and planning process for our business units. We intend to revise our disclosure in future filings to more clearly explain why management uses non-GAAP measures that exclude share-based compensation.

     We have given consideration to including discussion in our quarterly MD&A of the impact of SFAS 123(R) on our results of operations. Consequently, in our reports on Form 10-Q for the quarters ended October 31, 2005 and January 31, 2006, we have included this discussion and explained the effects of share-based compensation on certain expense items. We currently anticipate that we will continue providing this discussion in our MD&A in the future.
     We note the Staff’s request that we explain how removing a portion of acquisition costs makes our disclosures more comparable to other companies. Because our peer companies either have not made acquisitions in their recent histories or have made acquisitions that differ in size and timing from our acquisitions, and have generally disclosed non-GAAP measures that exclude acquisition related costs in a manner similar to ours, we believe that making such adjustments does improve comparability. We also call the Staff’s attention to the fact that acquisition activities are managed on a corporate-wide basis and segment managers are not held accountable for the acquisition-related costs impacting their business unit’s operating income (loss). These amounts are excluded from our measures of segment performance and from the budget and planning process for our business units.
Comment:
2.	We note your Non-GAAP Consolidated Statements of Operations in Table A2. Presentation of a full non-GAAP Statement of Operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles. The Staff does not believe this presentation is appropriate.
Response:
     As discussed in the response to Comment 1 above, we believe that our presentation of non-GAAP financial measures has been useful to investors in understanding our results of operations and viewing those results through the eyes of management. We have also clearly indicated in the text accompanying Table A2 that we do not believe our non-GAAP measures constitute a comprehensive set of accounting rules or principles. However, in response to the Staff’s comment that this presentation is not appropriate, we intend to eliminate from our earnings press releases and related reports on Form 8-K the presentation of non-GAAP financial measures in a format similar to a full statement of operations.
     We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact Jeff Hank, our Vice President / Corporate Controller at (650) 944-3891, Laura Fennell, our Vice President / General Counsel, at (650) 944-3631, or me at (650) 944-6000. The mailing address of Intuit is 2700 Coast Avenue, Mountain View, CA 94043.

Intuit Inc.
/s/ Kiran M. Patel
Kiran M. Patel
Senior Vice President and Chief Financial Officer